SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

ROBOMATIX TECHNOLOGIES LTD.

1 Azrieli Center
Tel Aviv, 67021
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant inconnection with Rule 12g3-2(b): 82________________

Robomatix Technologies Ltd. Announces Financial Results for the Year Ended December 31, 2002

        TEL AVIV, Israel, June 27, 2003 /PRNewswire/ — Robomatix Technologies Ltd. (OTC Bulletin Board: RBMXF), a holding company, announced today its financial results for the fourth quarter of year 2002 and the year ended December 31, 2002. As used herein, “Robomatix” or “Company” refers to Robomatix Technologies Ltd. and its consolidated subsidiaries, unless the context suggests otherwise or when we refer to a specific subsidiary.
        Robomatix currently holds, through a wholly owned subsidiary, all of the outstanding share capital of Franz Kalff GmbH, a German company engaged in the business of manufacturing, through contractors, marketing and sale of first aid kits primarily for the automotive industry. Additionally, Robomatix holds indirect interests in eLady Ltd., a Japanese Internet commerce portal for women, direct interests in Leader Tech Ltd., an Israeli company that purchases and invests in companies in the field of venture capital and technology, and holdings in Israel Land Development Insurance Company Ltd., and ICIC – The Israel Credit Insurance Company Ltd.

        Sales for the year 2002 increased to $8,704,000 compared to $ 8,235,000 in 2001. Gross margins were 23% for the 2002, and 23% 2001. Marketing, general and administrative expenses in 2002 decreased to $ 2,126,000 as compared to $ 2,337,000 in 2001. The Company reported a net loss of $442,000 for 2002 compared with a net loss of $1,824,000 in 2001 or $(0.03) per share in 2002, compared to a net loss of $(0.13) per share in 2001.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements deal with the Company’s current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms like “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to imply uncertainty and are forward-looking statements.
Forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results in future periods to differ materially from what is currently anticipated. Factors that could cause or contribute to such differences include those discussed from time to time in reports filed by the Company with the Securities and Exchange Commission. The Company cannot guarantee its future results, levels of activity, performance or achievements.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands
	December 31,
	2002	2001
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$381	$327
Marketable securities	135	-
Trade receivables (net of allowance for doubtful accounts of $ 63 and $ 61
at December 31, 2002 and 2001, respectively)	1,656	1,252
Other accounts receivable and prepaid expenses	356	201
Inventories	2,762	2,255

Total current assets	5,290	4,035

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term receivables from related party	172	-
Investments in other companies	2,640	2,881

	2,812	2,881

PROPERTY, PLANT AND EQUIPMENT, NET	3,740	3,494

DEFERRED TAXES	2,572	2,516

Total assets	$14,414	$12,926

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)
	December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,004	$319
Current maturities of long-term loans	444	577
Trade payables	784	930
Other accounts payable and accrued expenses	1,590	1,337

Total current liabilities	3,822	3,163

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	4,489	3,936
Accrued pensions and severance pay	553	477

	5,042	4,413

COMMITMENTS AND CONTINGENT LIABILITIES
SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 1.46 par value:
Authorized: 30,000,000 shares as of December 31, 2002 and 2001; Issued and outstanding: 13,599,626 shares as of December 31, 2002
and 2001	5,649	5,649
Additional paid-in capital	30,133	29,524
Accumulated other comprehensive loss	(36)	(69)
Accumulated deficit	(30,196)	(29,754)

Total shareholders' equity	5,550	5,350

Total liabilities and shareholders' equity	$14,414	$12,926

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Year ended December 31,
	2002	2001		2000
Sales, net	8,704	$	*) 8,235	$-
Cost of sales	6,708		6,322	-

Gross profit	1,996		1,913	-
Selling and marketing expenses	655		*)575	-
General and administrative expenses	1,471		1,762	751

Operating loss	(130)		(424)	(751)
Impairment of long-term investments	-		(1,390)	(2,079)
Other income	257		362	50
Financial income (expenses), net	(191)		(284)	285

Loss before taxes on income	(64)		(1,736)	(2,495)
Taxes on income	378		88	-

Net loss	$(442)		$(1,824)	$(2,495)

Basic and diluted net earnings (loss) per share -	$(0.03)		$(0.13)	$(0.21)

Weighted average number of shares used in computing basic net
earnings (loss) per share	13,599,626		13,520,722	11,861,798

Weighted average number of shares used in computing diluted net
earnings (loss) per share	13,599,626		13,587,389	11,861,798

*)     Reclassified.

Robomatix TECHNOLOGIES LTD. BY: /S/ Zvika Barinboim —————————————— Zvika Barinboim Chairman of the Board of Directors

      Date: June 27, 2003